

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2018

Mr. Chong Khooi You
Chief Executive Officer
Bioplus Life Corp.
No 9 & 10, Jalan P4/8B, Bandar Teknologi Kajang
43500 Semenyih, Selangor D.E.
Malaysia

> **Re: Bioplus Life Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 14, 2018**
> **File No. 333-226885**

Dear Mr. Chong Khooi You:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 12, 2018 letter.

Registration Statement on Form S-1/A filed November 14, 2018

Management's Discussion and Analysis
Results of Operations, page 16

1. We note your response to comment 1. Please expand your discussion under results of operations for *all* periods to describe unusual or infrequent events, significant economic changes, and significant components of revenue and expenses. For example, you state that you realized revenue in the amount of $1,741,728 for the year ended December 31, 2017 compared to $1,039,009 for the year ended December 31, 2016 due to an increase in the number of customers purchasing your goods. Please describe the reasons for the material

increase in customers purchasing your products for this period and all other periods you discuss. See Item 303(a)(3) of Regulation S-K.

Credit Facilities, page 16

2.   We note your response to comment 2. Please also file the material banking agreements as exhibits. See Item 601(b)(10) of Regulation S-K.

Certain Relationships and Related Transactions, page 29

3.   We note your response to comment 7 and reissue it. For each of the transactions described in the second, third, and sixth through eleventh paragraphs, please disclose the name of the related person(s) and the basis on which such person is a related person. Also disclose the approximate dollar value of the amount involved in each transaction, as applicable. See Item 404(d) of Regulation S-K.

General, page F-3

4.   Please update the financial statements as required by Rule 8-08 of Regulation S-X.

11. Other Payables and Accrued Liabilities, page F-11

5.   We have reviewed the changes made to note 11 in response to comment 13 but do not believe your revisions adequately addressed the concerns raised in our comment. Please revise to explain in further detail the nature and significant terms of your local and foreign payables. The notes to your interim financial statements should be similarly revised.

12. Income Taxes, page F-12

6.   The revisions that were made to note 12 did not address all of the matters outlined in comment 14. Please revise note 12 to also disclose the following or explain why these disclosures are not required:

- Include a reconciliation of your statutory tax rate to your effective tax rate for all periods presented as required by ASC 740-10-50-12.
- Disclose the amounts and related expiration dates for your operating loss carryforwards. Refer to the disclosure requirements in ASC 740-10-50-3.

Bioplus Life Corp. Consolidated Financial Statements
14. Related Party Transactions, page F-13

7.   We note the changes made to note 14 but do not believe they adequately addressed the concern raised in comment 16. Please revise to describe in further detail the nature and significant terms of your related party transactions. The notes to your interim financial statements should be similarly revised. Refer to the ASC 850-10-50-1.

Exhibits, page 31

8.   We note your response to comment 17 and we reissue it. Please file any material
      contracts as exhibits, such as the material leases for your properties. See Item 601(b)(10)
      of Regulation S-K.

Exhibit 5.1 - Legal Opinion, page 31

9.   We note your response to comment 18 and we reissue it. Please also have counsel opine
      that the 4,409,000 shares being offered by the Selling Shareholder "are" duly and validly
      issued, duly authorized, fully paid and non-assessable. For guidance, see Section II.B.2.h
      of Staff Legal Bulletin No. 19 (CF), which is available on our website.

      You may contact Linda Cvrkel at 202-551-3813 or Craig Arakawa at 202-551-3650 if
you have questions regarding comments on the financial statements and related matters. Please
contact Ronald E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other
questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Beverages, Apparel and
                                          Mining

cc: Carl Ranno